UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [  ] MERGER

         [X]  LIQUIDATION

         [  ] ABANDONMENT OF REGISTRATION
              (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
              (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  EMIGRANT SECURITIES CORP.

3.       Securities and Exchange Commission File No.: 811-09559

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [ ]      Initial Application     [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 5 EAST 42ND STREET, NEW YORK, NY 10017

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: DOUGLAS J. MCCLINTOCK, THACHER PROFFITT & WOOD LLP, TWO WORLD FINANCIAL CENTER, NEW YORK, NY 10281, (212) 912-7436

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: FRANCIS
         R. MAY, 5 EAST 42ND STREET, NEW YORK, NY 10017, (212) 850-4831

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31 A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]   Management company;

         [  ]  Unit investment trust; or

         [  ]  Face-amount certificate company.


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9.       Subclassification if the fund is a management company (check only one):

         [  ]  Open-end            [X]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: NONE

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: NONE

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [  ] Yes [X] No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811- _________________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]  Yes     [  ]  No

         If Yes, state the date on which the board vote took place: OCTOBER 1, 2003

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes          [  ]  No

                  If Yes, state the date on which the shareholder vote took place: OCTOBER 14, 2003

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes     [  ]  No


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         (a)      If Yes, list the date(s) on which the fund made those
                  distributions: OCTOBER 16, 2003; OCTOBER 31, 2003; NOVEMBER 13, 2003; NOVEMBER 20, 2003; NOVEMBER 26, 2003; NOVEMBER 28,
                  2003; DECEMBER 1-3, 2003.

         (b)      Were the distributions made on the basis of net assets?

                  [  ]  Yes    [X]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [X]  Yes     [  ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: AN AMOUNT EQUAL TO $1,000 PER PREFERRED SHARE PLUS ALL ACCRUED AND UNPAID DIVIDENDS THEREON WAS PAID TO EACH PREFERRED SHAREHOLDER. NEXT, A FINAL CASH DIVIDEND WAS PAID ON THE COMMON SHARES EQUAL TO THE TOTAL ACCUMULATED AND CURRENT EARNINGS AND PROFITS OF THE FUND, PROJECTED THROUGH THE END OF THE TAXABLE YEAR. FINALLY, THE FUND DISTRIBUTED ALL OF ITS REMAINING ASSETS TO ITS SOLE COMMON SHAREHOLDER AT NET ASSET VALUE.

         (e)      LIQUIDATIONS ONLY.
                  Were any distributions to shareholders made in kind?

                  [  ]  Yes    [X]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [X]  Yes     [  ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: THE FUND ISSUED ONE CLASS OF PREFERRED STOCK, WITH A STATED LIQUIDATION VALUE OF $1,000 PER SHARE. AN AMOUNT EQUAL TO $1,000 PER SHARE PLUS ALL ACCRUED AND UNPAID DIVIDENDS THEREON WAS PAID TO THE PREFERRED STOCKHOLDERS IN COMPLETE LIQUIDATION OF THEIR SHARES. THE DISTRIBUTIONS TO OTHER SHAREHOLDERS WERE AS DESCRIBED IN 16(D) ABOVE.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [   ]  Yes            [X ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed? 24

         (b) Describe the relationship of each remaining shareholder to the fund: These shareholders are preferred shareholders who have not yet received their liquidating distributions. See answer to Item 19 below.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [X]  Yes     [  ]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: PREFERRED SHAREHOLDERS WHO HAVE NOT YET SURRENDERED THEIR STOCK CERTIFICATES TO THE FUND OR SIGNED AN AFFIDAVIT OF LOST STOCK CERTIFICATE HAVE NOT YET RECEIVED LIQUIDATING DISTRIBUTIONS. FUNDS IN AN AMOUNT SUFFICIENT TO MAKE THE REMAINING LIQUIDATING DISTRIBUTIONS HAVE BEEN TRANSFERRED TO AN ESCROW ACCOUNT


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         AND WILL BE PAID TO SUCH PREFERRED SHAREHOLDERS AT SUCH TIME AS THEY
         SURRENDER THEIR STOCK CERTIFICATES OR SIGN AN AFFIDAVIT OF LOST STOCK CERTIFICATE. THE FUNDS WILL BE HELD IN ESCROW FOR A PERIOD OF FIVE YEARS, AFTER WHICH THEY WILL BE TREATED AS ABANDONED PROPERTY AND ESCHEAT TO THE STATE OF DELAWARE IN ACCORDANCE WITH DELAWARE'S ABANDONED AND UNCLAIMED PROPERTY LAW.

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [  ]  Yes             [X]  No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [  ]  Yes    [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]  Yes             [X]  No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $67,000

                  (ii)     Accounting expenses: $0

                  (iii)    Other expenses (list and identify separately): $0

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $67,000

         (b)      How were those expenses allocated? NOT APPLICABLE

         (c) Who paid those expenses? EMIGRANT SAVINGS BANK, THE INDIRECT PARENT COMPANY OF THE FUND, WILL PAY THE EXPENSES

         (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]  Yes             [X]  No


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         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]  Yes             [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]  Yes             [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811- _______

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) if the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION



         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Emigrant Securities Corp., (ii) he or she is the President and Chief Executive Officer of Emigrant Securities Corp., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                            (Signature)


                                            ___________________________________
                                            Gilbert S. Stein
                                            President and Chief
                                            Executive Officer